

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2013

Via E-mail
Glen Tomaszewski
Senior Vice President, Chief Financial Officer and Treasurer
Greektown Superholdings, Inc.
555 East Lafayette
Detroit, MI 48226

> **Re:** **Greektown Superholdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 13, 2013**
> **File No. 000-53921**

Dear Mr. Tomaszewski:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1.   Please advise us of your analysis as to the applicability of Rule 13e-3 under the Securities Exchange Act of 1934 to your proposed reverse stock split and revise your preliminary information statement to provide all additional disclosures required under Rule 13e-3 or, alternatively, please provide us with your analysis as to why Rule 13e-3 is not applicable. Please note that we may have further comments after reviewing your revised disclosure and any additional information you provide us supplementally.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief